January 20, 2010

VIA EDGAR

Division of Corporate Finance
Mail Stop 3030
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Russell Mancuso

Re:	eMagin Corp. (the “Company”) Registration Statement on Form S-1 (“Form S-1”) Response Letter submitted July 27, 2009 File No. 333-160147

Dear Mr. Mancuso:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated December 15, 2009, addressed to Mr. Sculley, the Company’s Chief Executive Officer, with respect to the Company’s filing of Form S-1.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the registration statement accordingly. Where applicable, the revised pages or sections of the Form S-1 have been referenced.

Selling Stockholders, page 53

1.           Regarding your response to prior comment 3:

•	Please tell us, with a view to disclosure, whether you are incurring any penalties for reducing the number of shares eligible for resale using this registration statement.

•	We are unable to agree with your response that prior comments 2 and 4 in our letter to you dated July 17, 2009 are inapplicable. Therefore, we reissue those comments.

•
We reissue comment 5 in our letter to you dated July 17, 2009 which said "Please provide us a table that clearly identifies for each selling stockholder the number of offered securities that were registered for sale in a prior registration statement, the file number of that prior registration statement, and the date that you filed the registration statement. If that prior registration statement was withdrawn, please tell us the reason for the withdrawal and what has changed since the withdrawal that caused you to file this registration statement."

Response:

The Company has revised the registration statement in order to indicate that the Company has not incurred any penalties for reducing the number of shares eligible for resale using this registration statement. To that end, the Company further wishes to note that it has eliminated the shares underlying the Kettle Hill warrants from the selling shareholder table of the registration statement as such shares have been exercised under Rule 144.

In addition, the Company has revised the registration statement to include the tables requested in the Commission’s comment letter specifically comments 2 and 4 dated July 17, 2009. Such tables have been provided in the “Additional Disclosure” section of the registration statement, beginning on page 56.

Lastly, with respect to comment 5 in the Commission’s letter dated July 17, 2009, below please find a table that clearly identifies for each selling stockholder the number of offered securities that were registered for sale in a prior registration statement, the file number of that prior registration statement, the date that you filed the registration statement and the reason for the withdrawal and what has changed since the withdrawal that caused you to file this registration statement.

Selling Stockholder	Number of Securities Registered for Resale	File Number	Date of Registration Statement	Reason for Withdrawal
Moriah Capital L.P.	None	333-145697	8/24/2007
This registration Statement was withdrawn on December 26, 2007 in order to allow management to focus its attention on, and clear comments to, the other Registration Statement on Form S-1 (File # 333-144865) that it had on file with the SEC at that time.

Iroquois Master Fund Ltd.	None	333-145697	8/24/2007
This registration Statement was withdrawn on December 26, 2007 in order to allow management to focus its attention on, and clear comments to, the other Registration Statement on Form S-1 (File # 333-144865) that it had on file with the SEC at that time.

Moriah Capital L.P.	None	333-150511	4/29/2008
This registration Statement was withdrawn on May 27, 2009 in order to amend, supplement and consolidate the filing as a result of the significant period of time during which the Company was addressing the SEC’s comments in connection with file # 333-144865. Therefore the company believed that withdrawing this registration statement and filing a new registration statement was in the best interest of the Company and its shareholders.

Iroquois Master Fund Ltd.	None	333-150511	4/29/2008
This registration Statement was withdrawn on May 27, 2009 in order to amend, supplement and consolidate the filing as a result of the significant period of time during which the Company was addressing the SEC’s comments in connection with file # 333-144865. Therefore the company believed that withdrawing this registration statement and filing a new registration statement was in the best interest of the Company and its shareholders.

2.	Regarding your response to prior comment 4:

•
We reissue prior comment 6 in our letter to you dated July 17, 2009 which said "We note the statement in the second paragraph of this section that except `as described below' the selling stockholders do not have and within the past three years have not had any material relationships with you; however, it does not appear that you included disclosure of such relationships below that statement. For example, we note your relationship with Moriah Capital disclosed on page 27 of this filing."

•
We reissue the first and last sentences of comment 7 in our letter to you dated July 17, 2009 which said: "With respect to the shares offered for resale by each selling stockholder that is an entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares offered by that stockholder ..... For example ... [w]ho is the natural person that beneficially owns the shares held in the name of Moriah Capital?"

Response:

The Company has revised the registration statement in order to clearly describe whether the selling stockholders have had, within the past three years, any material relationships with the Company.   See page 55.The registration statement has also been revised to disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares offered by that stockholder.  See page 55.

3.
Please tell us (1) how Moriah Capital's total beneficial ownership changed between the date of the original filing of your registration statement and the date of the amendment and (2) how the transactions causing the change were exempt from registration under the Securities Act.

Response:

The table below discloses the change in Moriah Capital’s beneficial ownership between the date of the original filing, June 22, 2009 and the first amendment filed on November 23, 2009.

Date of Filing	Common Stock Beneficially Owned	Number of Shares Outstanding as defined in the Beneficial Ownership Table	Percentage of Common Stock	Explanation
June 22, 2009	1,921,379	38,504,508	4.99%
November 23, 2009	1,547,914	36,704,639	4.22%
Change	373,465			Shares sold under Rule 144

The change in Moriah Capital’s beneficial ownership between the original filing and the first amendment is 373,465 shares.  The shares were sold by Moriah Capital under Rule 144.   The total “Number of shares Outstanding as defined in the Beneficial Ownership Table” decreased from June 2009 to November 2009 due to the cashless exercise of warrants.

* * *

If you or others have any questions or would like additional information, please contact the undersigned at 212-930-9700.

Very truly yours,

By:	/s/ Richard A. Friedman, Esq.
Richard A. Friedman, Esq.

cc:  Mr. Paul Campbell,
Chief Financial Officer

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